Exhibit 2.4

AMENDMENT NO. 1 TO STOCK PURCHASE AGREEMENT

February 13, 2012

RTI International Metals, Inc.

Westpointe Corporate Centre One

5th Floor 1550 Coraopolis Heights Road

Pittsburgh, PA 15108

Ladies and Gentlemen:

Reference is made to that certain Stock Purchase Agreement, dated January 9, 2012 (the “Stock Purchase Agreement”), by and among RTI International Metals, Inc., an Ohio corporation (“Purchaser”), REI Delaware Holding, LLC, a Delaware limited liability company (“Seller”) and REI Delaware Holding, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Stock Purchase Agreement.

In connection with the Closing under the Stock Purchase Agreement, which is to occur on or immediately after the date of this Amendment No. 1 to Stock Purchase Agreement (the “Amendment”), Purchaser, Seller and the Company desire to set forth their mutual understanding and agreement with respect to certain matters that Seller has disclosed to Purchaser after execution of the Stock Purchase Agreement relating to events affecting the Company and the other Acquired Companies and to provide for certain other amendments to the Stock Purchase Agreement. This Amendment is to set forth certain acknowledgements and agreements of the parties and modifications to certain obligations of the parties under the Stock Purchase Agreement.

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Purchaser, Seller and the Company, intending to be legally bound, agree as follows:

1. Amendment to Aggregate Purchase Price. The parties acknowledge and agree that Section 1.1(a) of the Stock Purchase Agreement is hereby amended to read as follows: “(a) $181,777,936, plus or minus, as applicable,”. This reduced amount reflects (a) a reduction of $16,403 to account for additional costs to be incurred by the Acquired Companies in order to prepare for the Audit (as defined below), (b) a reduction of $748,848 to account for Purchaser’s agreement to guarantee the obligations under certain of the Assumed Leases (as defined below), which amount reflects a sharing of the benefit received by Seller of not being required to prepay the Assumed Leases at Closing and (c) an increase equal to $43,187 to effect a reimbursement to the Seller of an aggregate pro-rated amount of prepayments made by the Acquired Companies prior to the Closing under certain of the Assumed Leases.

2. Payment of Closing Funding Indebtedness. The parties acknowledge and agree that, notwithstanding anything in the Stock Purchase Agreement to the contrary, the Assumed Leases will be accounted for under Sections 1.1, 1.3 and 2.4 of the Stock Purchase Agreement as Closing Funded Indebtedness, but will not be paid or discharged by Purchaser on behalf of the Acquired Companies under Section 2.2(a) of the Stock Purchase Agreement. The parties acknowledge and agree that Closing Funded Indebtedness shall not include any pre-payment penalties with respect to the Assumed Leases. For purposes of this Amendment, “Assumed Leases” shall mean those leases set forth on Exhibit A.

3. Certificate.

Seller and the Company have advised Purchaser that, by letters dated January 1 and January 17, 2012, Remmele, one of the Acquired Companies, received notice from Bureau Veritas Certification North America, Inc. (“BV”) that Remmele’s aerospace certificate AS9100 (the “Certificate”) was suspended effective January 1, 2012 because the required annual audit (the “Audit”) was not conducted by December 31, 2011. Seller and the Company acknowledge that the failure of the Certificate to be in effect may constitute a breach under certain contracts and agreements to which Remmele is a party (including, without limitation, one or more Material Contracts). Therefore, Seller agrees that from and after the Closing, and subject to the limitations set forth below in this Section 3 and in the Stock Purchase Agreement (unless otherwise set forth below), Seller shall indemnify and hold harmless the Purchaser and the Acquired Companies from and against (a) any Damages which Purchaser or any Acquired Company shall suffer, sustain or become subject to as a result of the suspension, loss, and/or failure to maintain in full force and effect the Certificate from January 1, 2012 and through the restoration thereof as “certified” by BV on its Oasis system (or any successor reporting process) to either Revision B certification requirements or Revision C certification requirements (without any requirement that both such requirements be met) and (b) any cost incurred by Purchaser or the Acquired Companies after the commencement of the Audit for (I) actions that are reasonably required to restore the Certificate as “certified” by BV on its Oasis system (or any successor reporting process) to either Revision B certification requirements or Revision C certification requirements (without any requirement that both such requirements be met) and (II) any efforts reasonably required to be taken by Purchaser or the Acquired Companies to correct any Nonconformity. The parties acknowledge and agree that costs subject to indemnification by Seller under clause 3(b) above will include: (i) reasonable out of pocket costs paid to a third party that are reasonably required to be incurred by Purchaser or any Acquired Company after the commencement of the Audit to so restore the Certificate and reasonable travel and accommodation expenses of personnel of Purchaser and its Affiliates, other than an Acquired Company, after the commencement of the Audit who are reasonably required to travel in order to perform tasks that could not reasonably be performed by personnel of the Acquired Companies and (ii) a reasonable allocation of material overtime pay to employees of the Purchaser or any Acquired Company for time spent performing tasks that could not reasonably be accomplished in a manner that would not require such overtime pay and a reasonable allocation of material personnel costs for salaried employees of Purchaser and its Affiliates, other than an Acquired Company, in order to perform tasks that could not reasonably be performed by personnel of the Acquired Companies, in each case who are reasonably required to perform tasks in connection with restoration of the Certificate, in the case of both clauses (i) and (ii), that are reasonably required in order to restore the Certificate as “certified” by BV on its Oasis system (or any successor reporting process) to either Revision B certification requirements or Revision C certification requirements (without any requirement that both such requirements be met) or to remedy any Nonconformity. The parties further acknowledge and agree that Damages and costs subject to indemnification by Seller under this Amendment and under the Stock Purchase Agreement will not include: (x) costs, expenses and fees incurred by Purchaser, its Affiliates or any Acquired Company to prepare for the Audit (including those accounted for in Section 1(a) of this Amendment); (y) costs, expenses and fees of third parties, travel and accommodation expenses, or regular or overtime pay for employees of Purchaser, its Affiliates or the Acquired Companies that do not meet the requirements set forth in clauses (i) or (ii) above (as applicable); and (z) any allocation of personnel costs of Purchaser, its Affiliates or any Acquired Company that do not meet the requirements for overtime pay or salaried employee personnel costs as set forth in clause (ii) above (as applicable).

No claim for indemnification under this Section 3, or under the Stock Purchase Agreement with respect to the matters described in this Section 3, shall be made by any Purchaser Indemnitee with respect to remedial efforts related to any Nonconformity that is not a Major or Material Nonconformity unless and until the aggregate amount of all Damages and costs described above exceed $50,000 with respect to such Nonconformities that are not Major or Material Nonconformities, in which case the aggregate amount of all Damages and costs described above for all such Nonconformities shall be subject to indemnification under this Section 3 (subject to all limitations set forth in this Section 3 and all other limitations in the Stock Purchase Agreement in the same manner as all other claims for indemnification by any Purchaser Indemnitee under Article 9 of the Stock Purchase Agreement (other than the limitations set forth in Sections 9.4(a) and (b) of the Stock Purchase Agreement)).

The indemnification obligation of Seller set forth herein and under the Stock Purchase Agreement with respect to the matters described herein shall terminate on the first to occur of (x) the restoration of the Certificate as “certified” by BV on its Oasis system (or any successor reporting process) to either Revision B certification requirements or Revision C certification requirements (without any requirement that both such requirements be met) if the Report does not designate any Nonconformities, (y) satisfaction of all reasonably required remedial efforts (and acknowledgment of such satisfaction from BV, whether through updating Oasis or any other reporting system or process administered by BV or by notification to Purchaser or any Acquired Company (electronically or in writing) by the Purchaser or the Acquired Companies to correct Nonconformities designated by BV in the Report if the Certificate is restored as “certified” by BV on its Oasis system (or any successor reporting process) to either Revision B certification requirements or Revision C certification requirements (without any requirement that both such requirements be met) notwithstanding such Nonconformities, and (z) the date that is twelve (12) months following the Closing Date (the “Certificate Indemnity Termination Date”), subject to the continuing obligation of Seller to indemnify Purchaser and the Acquired Companies for Damages or costs described above that are incurred by Purchaser or any Acquired Company before the Certificate Indemnity Termination Date with respect to any written notice of a claim for indemnification hereunder that is delivered to Seller prior to the occurrence of the Certificate Indemnity Termination Date in accordance with Section 9.4(c) of the Stock Purchase Agreement. For the avoidance of doubt, the indemnification set forth herein shall not be subject to any of the limitations set forth in Sections 9.4(a) and (b) of the Stock Purchase Agreement, but will be subject to all other limitations set forth in the Stock Purchase Agreement in the same manner as all other claims for indemnification by any Purchaser Indemnitee under Article 9 of the Stock Purchase Agreement.

For the avoidance of doubt, any reference in this Amendment to “either Revision B certification requirements or Revision C certification requirements (without any requirement that both such requirements be met)” shall mean (a) with respect to any condition or time frame in this Section 3, that upon the first to occur of such events, such condition shall be considered satisfied and such time frame shall end and (b) with respect to the calculation of Damages or costs, that only the Damages or costs incurred to satisfy the first to occur of such events shall be subject to indemnification under this Section 3 and the Stock Purchase Agreement.

The indemnity set forth herein is in addition to and not a replacement of any obligation of Seller to indemnify Purchaser or the Acquired Companies set forth in Section 9.2(a) of the Stock Purchase Agreement.

In furtherance of the foregoing, Seller acknowledges and agrees that in addition to the Indemnification Escrowed Funds and the Purchase Price Escrowed Funds, an amount equal to $2,000,000 (the “Certificate Escrowed Funds”) out of the Aggregate Purchase Price payable at the Closing shall be deposited with the Escrow Agent, and thereafter released on the Certificate Indemnity Termination Date (less any amounts paid out of the Certificate Escrowed Funds pursuant to this Section 3 and, if Purchaser has validly delivered a Claim Notice (as defined in the Escrow Agreement) in accordance with the Escrow Agreement before the Certificate Indemnity Termination Date, an estimate of Damages and costs (as described above) in the good faith opinion of Purchaser based on the circumstances known to Purchaser at such time for which Purchaser is entitled to indemnification under this Section 3, which such amounts shall be retained and thereafter released by the Escrow Agent upon resolution of such claims set forth in such Claim Notice(s) in accordance with the Escrow Agreement).

For purposes of this Amendment, (a) “Nonconformity(ies)” shall mean a finding or findings designated by BV in its written report regarding the Audit (the “Report”) as a major nonconformity or a minor nonconformity, and (b) “Major or Material Nonconformity(ies)” shall mean any Nonconformity or Nonconformities designated by BV in the Report as either (i) a finding of major nonconformity or (ii) a finding of minor nonconformity that would reasonably require Purchaser or the Acquired Companies under any contract with any of their customers, under AS9100 Revision B certification requirements or under Law to notify or to have notified any of such customers.

Purchaser shall, and shall cause the Acquired Companies to, use commercially reasonable efforts to prepare for the Audit, to complete the Audit during the week of March 19, 2012, to remedy any Nonconformity, to restore the Certificate as “certified” to Revision B certification requirements and have the Certificate revised as “certified” to Revision C certification requirements, and to obtain all acknowledgements and notifications from BV described herein, including causing BV to update its Oasis system (or any successor reporting process) to accurately reflect the status of the Certificate as “certified” and the status of any Nonconformity. Purchaser shall promptly deliver to Seller a copy of the Report upon receipt thereof by Purchaser or any Acquired Company and shall promptly provide to Seller copies of any written (including electronic) communications received by Purchaser or any Acquired Company from BV and shall keep Seller reasonably informed of any material oral communications from BV after completion of the Audit, in each case related to the Audit, the Report or the satisfaction of any and all conditions set forth above, including related to remedying all Nonconformities designated by BV in the Report. Purchaser shall, and shall cause the Acquired Companies to, remedy any such Nonconformity in a commercially reasonable manner, taking such actions as a reasonable company under similar circumstances would take assuming that such company would be responsible for the costs and expenses related to such actions.

The parties acknowledge that the Audit may cover matters related to Revision C certification requirements. For the avoidance of doubt, nothing in this Amendment shall require any indemnification from Seller related to Purchaser or any Acquired Company satisfying any certification requirements relating solely to Revision C and it shall not be a condition to the occurrence of the Certificate Indemnity Termination Date that Purchaser or the Acquired Companies satisfy any certification requirements that relate solely to Revision C or that the Certificate be revised to indicate the satisfaction of, or certification to, certification requirements that relate solely to Revision C. If at any time after March 31, 2012, BV is not willing or able to perform any actions that would be required in order for any actions, requirements or conditions set forth in this Section 3 to be met, Seller may designate an alternative certifying organization by written notice to Purchaser, which alternative organization shall be subject to the consent of Purchaser (such consent not to be unreasonably withheld or delayed). Such alternative certifying organization will perform the activities contemplated hereunder that were to be performed by BV, and any actions, certifications, acknowledgements, notifications and the like that were to be performed by BV will be deemed satisfied if performed by such alternative organization in a comparable manner as contemplated to be performed by BV, provided, that, in such case, subsection (z) of the definition of Certificate Indemnity Termination Date will deemed to be extended for an additional period of time equal to the number of days between the date BV becomes unwilling or unable to perform and the date on which such alternative certifying organization commences its audit.

4. Tax Audit.

Seller and the Company have advised Purchaser that by letter dated January 11, 2012, the Minnesota Department of Revenue (the “State Tax Authority”) notified the Company in writing with respect to an audit of the Company’s Minnesota Corporation Franchise Tax returns filed for the tax year(s) ended December 31, 2007 through 2010 (the “State Tax Audit”). Seller acknowledges and reaffirms that any Tax payable by any of the Acquired Companies with respect to the income, property or operations of the Acquired Companies for Pre-Closing Tax Periods that result from the State Tax Audit is and will remain subject to payment by Seller pursuant to Section 8.9 of the Stock Purchase Agreement and that in connection therewith, the procedures set forth in Section 8.10 of the Stock Purchase Agreement shall apply to the State Tax Audit.

In furtherance of the foregoing, Seller acknowledges and agrees that of the total Indemnification Escrowed Funds (as increased by the Certificate Escrowed Funds), notwithstanding anything to the contrary set forth in the Stock Purchase Agreement or the Escrow Agreement, an amount equal to $1,000,000 (the “Tax Escrowed Funds”) shall be retained as part of the Indemnification Escrowed Funds and not released until the earlier of (x) completion and final resolution of the State Tax Audit and final determination of any amount of Taxes required to be paid with respect to the income, property or operations of the Acquired Companies for Pre-Closing Tax Periods as a result of the State Tax Audit (including any appeals or subsequent proceedings brought by the State Tax Authority or Seller (or the Acquired Companies at the request of Seller)) and payment in full thereof and (y) the date that is thirty (30) months after the Closing Date.

Seller, Purchaser and the Company acknowledge and agree that the Tax Escrowed Funds, so long as they shall be retained pursuant to this Amendment and the Escrow Agreement, shall be available for payment of any claim for indemnification by the Purchaser Indemnitees under this Amendment and the Stock Purchase Agreement that is validly made under Section 9.4(c) of the Stock Purchase Agreement if a Claim Notice (as defined in the Escrow Agreement) with respect to such claim has been validly delivered in accordance with the Escrow Agreement before the Scheduled Expiration Date (as defined in the Escrow Agreement).

5. Former Equity Owner Claims.

Seller and the Company have advised Purchaser that they have received a letter dated January 27, 2012 from counsel to Mark A. Krump, a former owner of limited liability interests in Seller (the “Former Member”). Seller agrees that any Damages incurred by Purchaser or any of the Acquired Companies as a result of any claim made by the Former Member in such letter are subject to indemnification pursuant to Section 9.2(a)(v) of the Stock Purchase Agreement (and are not subject to the limitations set forth in Sections 9.4(a) and (b) thereof, but will be subject to all other limitations set forth in the Stock Purchase Agreement in the same manner as all other claims for indemnification by any Purchaser Indemnitee under Article 9 of the Stock Purchase Agreement).

6. Escrow Agreement.

Purchaser, Seller and the Company acknowledge and agree that the form of the Escrow Agreement to be entered into at the Closing shall be substantially in the form attached hereto as Exhibit B.

7. Section 6.5 of the Stock Purchase Agreement.

The Purchaser hereby waives the provisions of Section 6.5 of the Stock Purchase Agreement as it relates to any of the matters set forth herein.

8. General.

(a) Purchaser, the Seller and the Company agree that all of the terms and conditions set forth in the Stock Purchase Agreement shall remain in full force and effect, except to the extent expressly provided in this Amendment. This Amendment shall be interpreted and enforced in accordance with the terms of the Stock Purchase Agreement, including Article 11 of the Stock Purchase Agreement.

(b) This Amendment shall be for all purposes an amendment to the Stock Purchase Agreement in accordance with Section 11.3 of that agreement.

(c) This Amendment may be executed by facsimile or portable document format, and in two or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.

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Please indicate your agreement as of the date first written above to the foregoing by signing in the space below.

Sincerely,

REI Delaware Holding, LLC

By:	/s/ Paul J. Burton
Name:	Paul J. Burton
Title:	President and Chief Executive Officer

REI Delaware Holding, Inc.

By:	/s/ Paul J. Burton
Name:	Paul J. Burton
Title:	President and Chief Executive Officer

Acknowledged and agreed:

RTI International Metals, Inc.

By:	/s/ Chad Whalen
Name:	Chad Whalen
Title:	Vice President and General Counsel

Exhibit A

Assumed Leases

1.	Master Lease Agreement between REI Medical, Inc. and Varilease Finance, Inc., dated March 30, 2011, including Schedule No. 1 dated March 30, 2011

2.	Master Lease No. CML-2501A between Remmele Engineering, Inc. and Celtic Leasing Corp., dated January 6, 2009, as amended or supplemented by the following (i) the letter agreement titled “Misdirected Invoice/Assignment of Invoice/Bill of Sale,” dated January 6, 2009, (ii) the letter agreement titled “Lessee Request for Funding(s) Prior to the Final Commencement Date,” dated January 6, 2009, (iii) Lease Schedule No. 2501A03 dated September 22, 2010, as amended by Addendum A dated September 22, 2010 and the letter agreement dated April 19, 2011, (iv) Lease Schedule No. 2501A04 dated April 22, 2011, as amended by the letter agreements dated April 22, 2011 and July 5, 2011, and (v) all supplemental documentation relating to the foregoing. For the avoidance of doubt, obligations relating to Lease Schedule No. 2501A02 dated January 6, 2009, as amended by the letter agreement dated August 12, 2010, are neither Indebtedness nor Closing Funded Indebtedness as such lease schedule has not historically been recorded by the Acquired Companies as a capital lease.

3.	Agreement to Lease Equipment No. 8678-MM001-0 between Remmele Engineering, Inc. and Cisco Systems Capital Corporation, dated November 23, 2010, as amended by Amendment No. 1 to Agreement to Lease Equipment No. 8678-MM001-0 dated December 8, 2011

4.	Agreement to Lease Equipment No. 8678-MM002-0 between Remmele Engineering, Inc. and Cisco Systems Capital Corporation, dated January 18, 2011, as amended by Amendment No. 1to Agreement to Lease Equipment No. 8678-MM002-0 dated May 26, 2011.

Exhibit B

Escrow Agreement